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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

United Retail Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911380103

(CUSIP Number)

John Pound
Integrity Brands, Inc.
258 Harvard Street, #313
Cambridge, MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Paul Bork, Esq
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911380103			Page 2 of 5

1.	Name of Reporting Person: Integrity Brands Fund IIS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 911380103			Page 3 of 5

1.	Name of Reporting Person: John Pound		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): IN

The joint statement of Integrity Brands Funds IIS, LLC, a Massachusetts limited liability company (the “Fund”) and John Pound, the sole managing member of the Fund (collectively with the fund, the “Reporting Persons”) on Schedule 13D, as amended and supplemented by Amendment No. 1 dated February 25, 2005, in respect of the common stock, par value $0.001 per share (the “Common Stock”) of United Retail Group, Inc., a Delaware corporation (the “Company”), is hereby further amended and supplemented as follows:

Item 4. Purpose of Transaction

The following paragraphs are added following the fifth paragraph:

Between April 8 and April 26, 2005, Mr. Pound and Mr. Benaroya met three times. Mr. Galloway and Mr. Remeta were also present at the meeting on April 8, 2005. In each meeting the participants held productive discussions about the Company, its challenges and prospects and the respective views of Mr. Pound and the Fund and Mr. Benaroya and the Company with respect to various industry issues and business topics.

On April 28, 2005, Mr. Pound and Mr. Benaroya delivered letters to each other on behalf of the Fund and the Company, respectively. In his letter, Mr. Pound withdrew the four nominations for the board of directors, made on February 2005 on behalf of the Fund. A copy of this letter is filed as Exhibit 6 and incorporated herein by reference.

In his letter, Mr. Benaroya advised that the Company’s board of directors, through its nominating committee, will undertake a search for two additional board members and will seek to add these candidates to the board at or prior to the 2006 annual meeting of stockholders. A copy of this letter is filed as Exhibit 7 and incorporated herein by reference.

Item 5. Interest In Securities of the Issuer

The following paragraph is added:

As of the date of Amendment No. 2, the Fund beneficially owns 678,585 shares of Common Stock, representing 5.35% of the outstanding Common Stock, based on 12,657,934 shares outstanding as reported on the Company’s 10-Q for the quarter ended October 31, 2004; Mr. Pound is deemed to beneficially own all shares of Common Stock owned by the Fund, as to which dispositive and voting power may be deemed to be shared. There have been no purchases or sales of Common Stock by the reporting persons in the sixty days preceding the date of Amendment No. 2.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement (Exhibit 1)*
Letter dated October 12, 2004 to Mr. Remeta (Exhibit 2)*
Letter dated November 15, 2004 to Mr. Pound (Exhibit 3)*
Letter dated February 25, 2005 to Mr. Carroll (Exhibit 4)*
Letter dated February 25, 2005 to Mr. Remeta (Exhibit 5)*
Letter dated April 28, 2005 to Mr. Benaroya (Exhibit 6)**
Letter dated April 28, 2005 to Mr. Pound (Exhibit 7)**

* **	Previously filed Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2005

INTEGRITY BRANDS FUNDS IIS, LLC

By: /s/ JOHN POUND

     Name: John Pound
     Title: Managing Member

JOHN POUND

By: /s/ JOHN POUND

     John Pound

Exhibit 6

[Integrity Brands Letterhead]

April 28, 2005

Mr. Raphael Benaroya,
Chairman, President and
Chief Executive Officer
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662

Dear Raphael:

I have enjoyed meeting you and getting to know you in the past few weeks. I think we have a consonance of viewpoints about the challenges of managing in the branded specialty apparel space. I’m only sorry that we didn’t begin our discussions sooner, and that we spent some time on unnecessary, and unfortunately somewhat public, diversions from our shared agenda for the business. In any event, I am gratified to understand the path you are on with United Retail Group, and glad for the progress the Company has been making.

As we have agreed, I am committed in the coming months to continuing our discussions. Based on your openness to input on the business, I will make a commitment of my own time to offer assistance on any business or governance topics where I can add value. I believe that we have common goals, and also — reflecting our joint experience in the apparel space — a shared understanding of both the opportunities and challenges associated with driving value creation in this arena. So, I will plan on meeting with you periodically in the coming months to have hands-on discussions about specific topics relating to the specialty retail sector and URGI’s business. (Of course, should it be needed for an optimal discussion, we will enter into a mutually acceptable confidentiality agreement.) I will also plan to make available to you any of my colleagues who it seems likely could add value on specific areas of the business.

I also look forward to getting to know the members of your Board, and to interacting with them on matters of strategy and governance. I think that the Board is right to focus on the idea of adding a limited number of new directors at this point in time. It’s my belief that the Board should be a strategic asset to management — to have skill sets that mean that the Board can truly add value to the business. In a fast-changing environment, in which, as you have indicated, URGI faces different challenges than it did five years ago, I agree, as we discussed, it is important that new skills and perspectives be added periodically to help you meet those challenges. I will be pleased to speak with your Nominating Committee and make suggestions in that regard.

Based on our discussions, the four nominations for the Board submitted in February on behalf of Integrity Brands Fund IIS, LLC for possible election at this year’s annual

Exhibit 6

meeting are hereby withdrawn. As I said at the outset, those names were submitted to comply with the Company’s pre-notification deadline — with no decision being made with respect to their actual nomination or ultimate election — at a time when there was not a clear shared understanding between us. I am glad that we have found ourselves able to communicate openly, and I am comfortable with our understanding, as well as your plans for the Board. I will look forward to providing the Nominating Committee with input in its directors search, and I know that each of the individuals whose names were submitted to the Company would be glad to be considered by the Committee in the course of its search process.

I look forward to seeing you again soon to continue our discussions.

Sincerely, Integrity Brands Fund IIS, LLC
By:	/s/ John Pound
Name:	John Pound
Title:	Managing Member

Exhibit 7

UNITED RETAIL GROUP, INC.

RAPHAEL BENAROYA
Chairman and
Chief Executive Officer

April 28, 2005

Mr. John Pound,
Managing Member
Integrity Brands Fund IIS, LLC
258 Harvard Street # 313
Brookline, MA 02446

Dear John:

I have enjoyed our recent discussions. Frankly, I have been surprised and pleased by our personal, as well as substantive, synergy. In retrospect, it’s too bad that there were some miscommunications in the past, but I am glad that we have put those behind us.

I and the Board look forward to developing a working relationship with you, through a continuing, regular series of discussions with you about URGI’s business and governance. You, and your colleagues, have experience in the specialty retail and apparel arena. We look forward to availing ourselves of your offer to provide input.

Accordingly, I will meet periodically with you, to gain your input on key business issues facing the specialty retail sector and URGI. You will have the opportunity to meet periodically with our Board to discuss the Company’s business and governance topics. Again, you are welcome to communicate with any of our outside Directors. You are also welcome to share ideas or viewpoints with Directors. I will also meet with other members of your group who may add some expert viewpoint on certain areas of our business.

With respect to the Board, let me confirm what you and I have discussed privately. As I have been saying in our conference calls for some time, we face heightened competition, and dramatic changes in our business. In light of these realities, the Nominating Committee recognizes the importance of maintaining a high performance Board. Although we have an extremely capable Board, given the current environment, I believe that it is a good time to consider expanding skill sets on our Board.

Accordingly, this year, our Board, through the Nominating Committee, will undertake a search for two additional Board members who meet the criteria contained in our Nominating Committee Charter and have expertise relevant to multi-channel specialty retail. We will seek to add these candidates to our current Board at or prior to the 2006 Annual Meeting of Stockholders.

Exhibit 7

Integrity Brands Funds IIS, LLC
April 28, 2005

I will invite you to discuss the search process with the Nominating Committee, and to make specific suggestions with respect to director candidates. In addition, you will be welcome to speak with the Committee, and the Board overall to suggest any new governance policies and practices that can maximize the performance of our Board.

I hope that we have fruitful and productive discussions in the coming months. I look forward to your input, and to your support, as a major shareholder, as we drive the business forward.

Sincerely, United Retail Group, Inc.
By:	/s/ Raphael Benaroya
Name:	Raphael Benaroya
Title:	Chairman, President and Chief
Executive Officer